FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: June 18, 2019
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “The Court Denies Motion to Approve a Derivative Claim”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: June 18, 2019

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

The Court Denies Motion to Approve a Derivative Claim

HERZLIYA, Israel, June 18, 2019 – Optibase Ltd. (NASDAQ: OBAS) (the “Company” or “Optibase”) announces that further to its announcements dated October 27, 2014, and May 13, 2015, the Israeli Central (Lod) District Court (the "Court") denied on June 16, 2019, the motion to approve the filing of a derivative claim against the Company's controlling shareholder, directors, CEO and certain former controlling shareholder and directors.

Optibase had vigorously denied the derivative claim allegations as meritless and is pleased that the Court rejected all the plaintiffs' claims and ruled significant legal costs in favor of the defendants. The Court noted the professional dealings of the Company's management and Board of Directors and further held in its ruling that the motion is not based on a prima facie cause of action against the defendants and that he was convinced that the "plaintiffs filed and managed the motion in bad faith".

The Court, in a detailed ruling, complemented the Board of Directors and the Audit Committee and noted that the decisions made by the Board of Directors were adopted independently, while exercising discretion and conducting negotiations in a manner reflecting a proper decision-making process. The Court added that pursuant to the testimonies and the relevant minutes, a factual picture emerges of an active Board of Directors, investigating and questioning, that operates independently and considers the Company's benefit.

The Chairman of the Board, Mr. Alex Hilman commented on the Court's ruling on behalf of the Board: "We are very pleased to have received such a strong ruling favoring the Company's arguments. It is sad to think of the time spent by companies, boards and management dealing with baseless lawsuits. I hope that this Court's ruling will have its impact in preventing such events from happening again".

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia (“Vitec”) in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.